FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.	Date of Material Change

State the date of the material change.

June 16, 2011

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated June 16, 2011 was disseminated by Globe Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has announced that it completed a non-brokered private placement (the “Offering”) of 4,076,667 (the ”Units”) at $0.15 per Unit. Each Unit consists of one common share in the capital of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”) entitling the purchaser to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

In connection with the Offering, the Company paid a cash finder’s fee of $39,650.00 and issued 267,666 warrants (each, a “Finder’s Warrants”). Each Finder’s Warrants entitles the finder to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.	Date of Report

June 17, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

June 16, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL -- PALTF

Pan American Lithium Corp. Announces Closing of Non-brokered Private Placement

TUCSON, Ariz, June 16, 2011 - Pan American Lithium Corp. (TSX-V:PL) (OTCQB:PALTF) (the “Company”) is pleased to announce in furtherance to its News Release dated May 2, 2011 and May 10, 2011, it has completed a non-brokered private placement (the “Offering”) of 4,076,667 (the ”Units”) at $0.15 per Unit. Each Unit consists of one common share in the capital of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”) entitling the purchaser to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

In connection with the Offering, the Company paid a cash finder’s fee of $39,650.00 and issued 267,666 warrants (each, a “Finder’s Warrants”). Each Finder’s Warrants entitles the finder to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

All of the securities issued by the Company in connection with the Offering are subject to a hold period expiring on October 17, 2011, except for two US investors whose securities are subject to an additional restrictive legend that expires in accordance with applicable US securities laws.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

“Andrew Brodkey”
Andrew A. Brodkey
President and CEO
520.989.0031

For further information contact:
Jodi Henderson

Corporate Secretary
Tel: 520-989-0032

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.